

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 11, 2017

<u>Via E-mail</u>
Mr. Gregory J. Martin
Chief Financial Officer
SSR Mining Inc.
1055 Dunsmuir Street, Suite 800
PO Box 49088, Bentall Postal Station
Vancouver, BC V7X 1G4
Canada

> **Re: SSR Mining Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **File No. 001-35455**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Consolidated Financial Statements for the fiscal year ended December 31, 2016

Note 2(i)(ii) – Exploration and evaluation expenditures, page 16

1.   Please clarify whether your capitalized exploration and evaluation expenditures are accounted for as assets under IFRS 6 or IAS 16.

Note 2(i)(iii) – Development expenditures, page 16

2.   You disclose that capitalized exploration and evaluation assets are not reclassified to mineral properties until approval has been obtained to commence development and

construction of the mine. Please explain what approvals are obtained, and from whom, pursuant to your determination to reclassify these assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining